                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 0)

                                  SOLEXA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    83420X105
                                 (CUSIP Number)

                                 April 21, 2005
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 83420X105                  13G                      Page 2 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SCHRODER VENTURE MANAGERS LIMITED

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            BERMUDA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO

(FN1) See Item 8

CUSIP No. 83420X105                  13G                      Page 3 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SCHRODER VENTURE MANAGERS INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 83420X105                  13G                      Page 4 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.1

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN

CUSIP No. 83420X105                  13G                      Page 5 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.2

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN

CUSIP No. 83420X105                  13G                      Page 6 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.3

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.5%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN

CUSIP No. 83420X105                  13G                      Page 7 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II STRATEGIC PARTNERS L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)   [ ]

      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

CUSIP No. 83420X105                  13G                      Page 8 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SITCO NOMINEES LTD. VC 01903 AS NOMINEE OF SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]

      (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER 3,052,970

7.    SOLE DISPOSITIVE POWER --0--

8.    SHARED DISPOSITIVE POWER 3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

CUSIP No. 83420X105                  13G                      Page 9 of 20 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SV (NOMINEES) LIMITED AS NOMINEE OF SCHRODER VENTURES INVESTMENTS LIMITED

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)  [ ]

      (b)  [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           GUERNSEY

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER --0--

6.    SHARED VOTING POWER  3,052,970

7.    SOLE DISPOSITIVE POWER  --0--

8.    SHARED DISPOSITIVE POWER  3,052,970

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,052,970(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO

CUSIP No. 83420X105                  13G                     Page 10 of 20 Pages

ITEM  1(a). NAME OF ISSUER:

            Solexa, Inc. (the "Issuer")

ITEM  1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            25861 Industrial Blvd.
            Hayward, CA 94545

ITEM  2(a). NAME OF PERSON FILING:

            This statement is being filed by the following persons:

                  (i) Schroder Ventures International Life Sciences Fund II L.P.1 ("SVILSF II LP1"), Schroder Ventures International Life Sciences Fund II L.P.2 ("SVILSF II LP2"), Schroder Ventures International Life Sciences Fund II L.P.3 ("SVILSF II LP3"), Schroder Ventures International Life Sciences Fund II Strategic Partners L.P. ("SVILSF II Strategic Partners"), SITCO Nominees Ltd. VC 01903 as Nominee of Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme ("SVILSF II Co-Investment") and SV (Nominees) Limited as Nominee of Schroder Venture Investments Limited ("SVIL") (collectively, the "Funds"), direct owners of the shares of Common Stock of the Issuer;

                  (ii) Schroder Venture Managers Inc., a New York corporation ("SVMI"), and General Partner of SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners; and

                  (iii) Schroder Venture Managers Limited, a Bermuda limited company ("SVML"), and fund manager to SVMI.

            SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM  2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Address for SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners, SVILSF II Co-Investment and SVIL, SVMI and
            SVML:

            Schroder Administrative Services (Bermuda) Limited
            22 Church Street
            Hamilton HM 11 Bermuda

ITEM  2(c). CITIZENSHIP:

            SVILSF II LP1 - Delaware

            SVILSF II LP2 - Delaware

CUSIP No. 83420X105                  13G                     Page 11 of 20 Pages

            SVILSF II LP3 - Delaware

            SVILSF II Strategic Partners - Delaware

            SVILSF II Co-Investment - Bermuda

            SVIL - Guernsey

            SVMI - New York

            SVML - Bermuda

ITEM  2(d). TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share

ITEM  2(e). CUSIP NUMBER:

            83420X105

ITEM  3.    Not applicable.

ITEM  4.    OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in
            Item 1.

            For SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML:

            (a)   Amount beneficially owned: 3,052,970(1) shares of Common Stock

            (b)   Percent of class: 15.5%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: --0--

                  (ii)  Shared power to vote or to direct the vote: 3,052,970

                  (iii) Sole power to dispose or to direct the disposition of:
                        --0--

                  (iv)  Shared power to dispose or to direct the disposition of:
                        3,052,970

ITEM  5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM  6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            The shares beneficially owned by SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML are directly owned by the Funds. SVML serves as the fund manager to SVMI. SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, SVILSF II Strategic Partners, SVILSF II Co-Investment and SVIL are contractually obligated to act consistent with the investment

CUSIP No. 83420X105                  13G                     Page 12 of 20 Pages

            recommendations and decisions of SVMI. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares held by the other Reporting Persons, except to the extent of their respective pecuniary interest therein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM  8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            (FN1) On April 21, 2005, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") among the Issuer, the Funds and various other investors (the "Investors"), for a private placement of common stock and warrants to purchase common stock. Pursuant to the Purchase Agreement, the Issuer sold approximately 2,160,000 shares of common stock and warrants to purchase up to approximately 1,060,000 share of common stock on April 25, 2005, and subject to stockholder approval, the Company has agreed to sell approximately an additional 6,005,000 shares of common stock and warrants to purchase up to approximately 3,002,000 share of common stock in a second closing.

            In connection with the Purchase Agreement and pursuant to an Amended and Restated Company Support Agreement (the "Support Agreement"), dated as of April 21, 2005, the Funds and certain of the other Investors entered into an agreement, which expires by its terms on August 31, 2005, to vote their shares in favor of the transactions contemplated by the Purchase Agreement. The Funds retain voting power with regard to all other matters. Accordingly, the Funds and the other Investors who are party to the Support Agreement may be deemed to be a group, and in accordance with Rule 13d-5, each party to the Support Agreement may be deemed to beneficially own the shares of the Issuer held by all other parties to the Support Agreement. All of the shares of the Issuer's common stock held by the Investors party to the Support Agreement represent approximately 68.5% of the Issuer's outstanding common stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act. This includes 3,052,970 shares of the Issuer's Common Stock owned of record by the Funds, as well as the shares of Issuer's Common Stock owned of record by the other parties to the Support Agreement.

            This percentage is calculated based upon 19,726,632 shares of the Issuer's Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (a) 17,606,471 shares of the Issuer's Common Stock outstanding on April 18, 2005, as reported by the Issuer to the Funds and (b) 2,120,161 shares of Common Stock issued pursuant to the Purchase Agreement, as reported by the Issuer to the Funds.

            SVMI and SVML, as fund manager to SVMI, may be deemed to own beneficially the shares of the Funds, and accordingly may be deemed to own beneficially the shares held of record by the other Investors party to the Support Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares held by the other Reporting Persons, except to the extent of their respective pecuniary interest therein. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares held by the other parties to the Support Agreement, except as described herein for the limited purpose of the Support Agreement.

CUSIP No. 83420X105                  13G                     Page 13 of 20 Pages

            References to and descriptions of the Support Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Support Agreement filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on April 26, 2005 and is incorporated herein in its entirety by reference.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83420X105                  13G                     Page 14 of 20 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               May 2, 2005
                              ------------------------------------------------
                                                  Date

                              SCHRODER VENTURE MANAGERS INC.

                              By: Its Directors,

                              /s/ Peter Everson  /s/ Douglas Mello
                              -----------------------------------------------
                                                 Signature

                              Peter Everson,  Douglas Mello, Authorized
                              Signatories
                              ------------------------------------------------
                                                 Name/Title

                              SCHRODER VENTURE MANAGERS LIMITED

                              By:  Its Directors,

                              /s/ Peter Everson  /s/ Douglas Mello
                              ------------------------------------------------
                                            Signature

                              Peter Everson, Douglas Mello, Authorized
                              Signatories
                              ------------------------------------------------
                                                 Name/Title

CUSIP No. 83420X105                  13G                     Page 15 of 20 Pages

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II L.P.1

                            By: Schroder Venture Managers, Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II L.P.2

                            By: Schroder Venture Managers, Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II L.P.3

                            By: Schroder Venture Managers, Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

CUSIP No. 83420X105                  13G                     Page 16 of 20 Pages

                            SITCO NOMINEES LTD. VC 01903 AS NOMINEE
                            OF SCHRODER VENTURES INTERNATIONAL
                            LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME

                            By: SITCO Nominees Ltd. VC 01903

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II STRATEGIC PARTNERS L.P.

                            By: Schroder Venture Managers Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SV (NOMINEES) LIMITED AS NOMINEE OF
                            SCHRODER VENTURES INVESTMENTS LIMITED

                            By: SV (Nominees) Limited

                            /s/ Lawrence McNairn
                            --------------------------------------------------
                                                 Signature

                            /s/ Lawrence McNairn, Authorized Signatory
                            --------------------------------------------------
                                                 Name/Title

CUSIP No. 83420X105                  13G                     Page 17 of 20 Pages

                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 83420X105                  13G                     Page 18 of 20 Pages

                                                                       EXHIBIT 1

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

                            SCHRODER VENTURE MANAGERS INC.

                            By: Its Directors,

                            /s/ Peter Everson /s/ Douglas Mello
                            ----------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized Signatories
                            ----------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURE MANAGERS LIMITED

                            By: Its Directors,

                            /s/ Peter Everson /s/ Douglas Mello
                            ----------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized Signatories
                            ----------------------------------------------------
                                                 Name/Title

CUSIP No. 83420X105                  13G                     Page 19 of 20 Pages

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II L.P.2

                            By: Schroder Venture Managers, Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II L.P.3

                            By: Schroder Venture Managers, Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SITCO NOMINEES LTD. VC 01903 AS NOMINEE
                            OF SCHRODER VENTURES INTERNATIONAL
                            LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME

                            By: SITCO Nominees Ltd.  VC 01903

                            /s/ Peter Everson  /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

                            SCHRODER VENTURES INTERNATIONAL LIFE
                            SCIENCES FUND II STRATEGIC PARTNERS L.P.

                            By: Schroder Venture Managers Inc.,
                                its General Partner

                            /s/ Peter Everson /s/ Douglas Mello
                            --------------------------------------------------
                                                 Signature

                            Peter Everson, Douglas Mello, Authorized
                            Signatories
                            --------------------------------------------------
                                                 Name/Title

CUSIP No. 83420X105                  13G                     Page 20 of 20 Pages

                            SV (NOMINEES) LIMITED AS NOMINEE OF
                            SCHRODER VENTURES INVESTMENTS LIMITED

                            By: SV (Nominees) Limited

                            /s/ Lawrence McNairn
                            --------------------------------------------------
                                          Signature

                            /s/ Lawrence McNairn, Authorized Signatory
                            --------------------------------------------------
                                          Name/Title